SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2004

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	TFM Press Release dated November 1st, 2004 (GRUPO TFM AND SUBSIDIARIES REPORT THIRD QUARTER AND FIRST NINE MONTHS 2004 RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Consolidated Financial Statements for the Third Quarter 2004.

Exhibit 99.1

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-447-5810	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
THIRD QUARTER AND NINE MONTHS 2004 RESULTS

(Mexico City, October 28, 2004) - Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) report financial results for the third-quarter and nine-month periods of 2004.

THIRD-QUARTER 2004 OPERATIONAL RESULTS
Consolidated net revenues for the three months ended September 30, 2004, were $174.5 million, which represents a decrease of $3.7 million or 2.1 percent from revenues of $178.2 million for the same period in 2003. The decrease is mainly attributable to the sale of 51 percent of the previous wholly-owned shares in Mexrail Inc. (Mexrail) to Kansas City Southern (KCS) during the month of August. Consequently one month of the quarter is consolidated, while the other two are reported under the equity method. The comparison of the quarter ended September 30, 2004, of TFM without Mexrail shows an increase in consolidated revenues of $4.3 million or 2.6 percent over the same period of 2003, from $ 164.6 million to $168.9 million. This improvement in revenues is due to increased volume of 15 percent in general cargo, driven by truck-to-rail conversion and recovery in the Agroindustrial and Metals and Minerals segments; partially offset by a decrease in volume in Automotive traffic; a 6.8 percent devaluation of the peso which translated into a $6.0 million deterioration of revenues; and by the cancellation during the 2003 third quarter of certain estimated rebates.

Consolidated operating profit for the third quarter of 2004 was $32.9 million, representing a decrease of $3.1 million from the third quarter of 2003. However, operating profit for the three months ended September 30, 2004, compared with the same period of 2003 without Mexrail consolidation shows a decrease of $5.4 million from $38.5 million to $33.1 million. The operating ratio (operating expenses as a percentage of revenues) for the third quarter of 2004 was 81.2 percent including Mexrail operations and 80.4 percent without Mexrail. Operating expenses, without Mexrail, in the third quarter of 2004 were impacted by an increase in fuel costs of $5.6 million, an increase of $3.8 million in purchased services and increased car hire and car lease expenses of $1.1 million as compared to the same quarter of 2003. Consolidated results include $5.6 million of operating expenses from Mexrail for the third quarter of 2004 and $15.6 million for the same period of 2003.

NINE-MONTH 2004 OPERATIONAL RESULTS
Consolidated net revenues for the nine months ended September 30, 2004, were $526.9 million, an increase of $3.5 million or 0.7 percent from the nine months ended September 30, 2003. These results include seven months of consolidated figures, while August and September are reported using the equity method as a consequence of the sale to KCS mentioned above. Revenues for the three consecutive quarters ended September 30, 2004, without Mexrail grew $10.5 million over the same period of 2003. During the first nine months of 2004, revenues were negatively impacted by approximately $7.3 million due to the downturn in the automotive and intermodal segments and by approximately $14.9 million due to depreciation of the peso. These negative effects were offset by an important conversion effort and the recovery of the chemical, petrochemical and steel industries, which along with the other segments, generated an increase in volume of 5.9 percent over the same period of 2003.

Operating profit for the nine months ended September 30, 2004, was $95.9 million, resulting in an operating ratio of 81.8 percent. The consolidated operating ratio without Mexrail was 79.7 percent. Operating results included the effect of greater revenues, fuel costs increases throughout 2004 of $10.8 million and higher insurance and casualty costs when compared with 2003 expenses.

FINANCIAL EXPENSES
Net financial expenses incurred in the nine months ended September 30, 2004, were $83.9 million, with $1.8 million of foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of September 30, 2004, the accounts receivable balance increased to $194.3 million from $192.3 million at December 31, 2003.

TFM made capital expenditures of $9.3 million and $33.6 million during the third quarter and first nine months respectively of 2004, investing in the improvement of TFM and Mexrail lines.

As of September 30, 2004, TFM had an outstanding debt balance of $881.2 million, including $65.0 million of short-term and $816.2 million of long-term debt. This balance represents a decrease of $58.7 million when compared to December 31, 2003.

VAT LAWSUIT
On January 19, 2004, the Mexican Treasury delivered to TFM a VAT Certificate representing the historical claim amount of approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. The Company immediately filed with the Fiscal Court an appeal requesting the inclusion of inflation and interest in the amount due. On January 20, 2004, the Mexican Fiscal Administration Service placed an attachment to the VAT Certificate, stating that the documents that support the value of the VAT Certificate did not comply with applicable tax requirements.

The Fiscal Court voted against TFM’s claim. The Company then filed in the Fourth Circuit Court an appeal to overrule the Fiscal Court decision consistent with previous high court rulings and is awaiting the high court’s ruling in this matter. Additionally, the Company has requested a total review of the action taken by the Fiscal Court by a federal judge of the Seventh District Court. The Company believes that TFM’s claim to have the VAT certificate updated for interest an inflation accruals will be upheld by Mexico’s legal system. Details on the VAT litigation can be found in previous Company fillings and quarterly reports.

GRUPO TFM PUT
As previously stated, Grupo TFM also asked for and received from a federal judge an injunction, which prevented the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

Grupo TFM acknowledged its intention to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its intention to comply, once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM to determine the real value of the remaining shares.

SALE OF MEXRAIL
On August 16, 2004, TFM and KCS announced an agreement for TFM, to sell to KCS, Mexrail shares representing a 51 percent ownership of Mexrail for approximately $32.7 million. KCS will repay to TFM on or before January 1, 2005, certain advances from TFM in an amount of approximately $9 million.

The sale was made on terms substantially similar to those previously agreed to by the parties in April of 2003. The Mexrail shares were placed in a voting trust pending regulatory approval by the Surface Transportation Board (STB) of KCS’s common control of The Texas Mexican Railway Company, The Kansas City Southern Railroad Company, and the Gateway Eastern Railway Company. Under the agreement, KCS has an exclusive option to purchase the remaining 49 percent of Mexrail through October 31, 2005, and an absolute obligation to purchase those shares before October 31, 2005. KCS agrees to comply with all prior STB rulings concerning the international bridge between Laredo and Nuevo Laredo (the Bridge), and to operate the Bridge under the terms of the applicable bridge agreements and protocols.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words ”believe”, ”expect” and ”anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (”NAFTA”) on the level of U.S. -Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Nine months ended
	September 30,		September30,
	2004	2003	2004	2003

Transportation revenues	174,492	178,247	526,915	523,365

Operating expenses	(119,912)	(120,457)	(365,073)	(358,803)
Depreciation & amortization	(21,709)	(21,808)	(65,893)	(64,660)

Total cost	(141,621)	(142,265)	(430,966)	(423,463)

Operating profit	32,871	35,982	95,949	99,902

Other expenses - net	(995)	(15,793)	(7,540)	(25,104)

Financial expenses - net	(28,162)	(27,785)	(83,929)	(83,403)
Exchange profit (loss) - net	2,336	(7,168)	(1,805)	(10,119)

Net comprehensive financing cost	(25,826)	(34,953)	(85,734)	(93,522)

Income (loss) before taxes and minority interest	6,050	(14,764)	2,675	(18,724)
Income tax and deferred income tax	15,395	(18,895)	15,538	(37,780)

Income (loss) before minority interest	21,445	(33,659)	18,213	(56,504)

Equity method in Mexrail Inc.	(762)		(762)

Minority interest	(4,266)	6,838	(3,705)	11,248

Net income (loss) for the period	$16,417	($26,821)	$13,746	($45,256)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )
( Unaudited )

	September 30,	December 31,
	2004	2003
	(Unaudited)	(Audited)

Assets Current assets:
Cash and cash equivalents	$11,788	$3,597
Accounts receivable – Net	194,361	192,295
Materials and supplies	23,884	16,693
Other current assets	23,790	13,157

Total current assets	253,823	225,742
Concession, property and equipment – net	1,738,808	1,814,668
Other assets	6,202	2,857
Deferred income tax	102,545	78,845

Total assets	$2,101,378	$2,122,112

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	64,969	193,154
Accounts payable and accrued expenses	195,583	167,609

Total current liabilities	260,552	360,763
Long–term debt and capital lease obligation	816,227	746,745
Other non – current liabilities	26,274	33,724

Total Long–term liabilities	842,501	780,469

Total liabilities	1,103,053	1,141,232

Minority interest	321,179	317,475

Stockholders’ equity:
Capital stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	108,604	94,863

Total stockholders’ equity	677,146	663,405

Total liabilities and stockholders’ equity	$2,101,378	$2,122,112

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Net income (loss) for the period	$16,417	($26,821)	$13,746	($45,256)

Adjustments to reconcile net income (loss) to net cash provides by (used in) operating activities:
Depreciation & amortization	21,709	21,808	65,893	64,660
Amortization of deferred financing costs	1,914	1,601	4,998	4,804
Other non cash items	(12,980)	13,219	(12,339)	29,498
Changes in working capital - net	14,700	(14,691)	3,428	18,949

Total adjustments	25,343	21,937	61,980	117,911

Net cash provided by (used in) operating activities	41,760	(4,884)	75,726	72,655

Cash flow from investing activities:
Proceeds from sale of Mexrail’s shares before taxes	27,147		27,147
Acquisitions of property and equipment – net	(9,336)	(17,028)	(33,615)	(51,003)
Sale of equipment	47	1,375	378	1,766

Net cash provided by (used in) investing activities	17,858	(15,653)	(6,090)	(49,237)

Cash flow from financing activities:
Proceeds payments of commercial paper – net		30,000	10,000	(27,000)
Proceeds payments of term loan–net	(52,846)	(18,287)	(71,129)	(18,287)
Principal payments under capital lease obligations	(262)		(316)

Net cash (used in) provided by financing activities	(53,108)	11,713	(61,445)	(45,287)

Increase (decrease) in cash and cash equivalents	6,510	(8,824)	8,191	(21,869)
Cash and cash equivalents Beginning of the period	5,278	17,204	3,597	30,249

End of the period	$11,788	$8,380	$11,788	$8,380

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Third Quarter 2004

Required quartely financial information consists of (i) the consolidated financial information filed with CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quartely financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors ans officers.